Via Facsimile and U.S. Mail
Mail Stop 6010

April 25, 2006

Mr. John F. Welch
President and Chief Executive Officer
CNA Surety Corporation
CNA Center
Chicago, IL   60685

Re: CNA Surety Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on February 27, 2006
File No. 001-13277

Dear Mr. Welch:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Estimates, page 18

Reserves for Unpaid Losses and Loss Adjustment Expenses and Reinsurance, page 18

1.   We believe your disclosure in Management's Discussion and Analysis regarding the reserve for unpaid claims and claim expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us the following

information, in disclosure-type format, to help us evaluate the adequacy of your disclosure.

- In addition to providing the list of the methodologies used by your actuaries to evaluate the reserves, please include a discussion of the strengths and weaknesses of each and an explanation of why a specific model was ultimately chosen over the other methods considered.
- It appears that as a result of management's consideration of the impact of certain uncertainties, your recorded estimates are different from the actuarially determined point estimates. Please describe how management determined its provision for uncertainty and quantify the provision for uncertainty for each period presented.
- Describe the methods used and the factors considered in determining the boundaries of the range estimate disclosed on page 19.
- Discuss how each of your key assumptions has changed historically over the periods presented.
- Discuss how management has adjusted each of the key assumptions used in calculating the current year reserves given their historical changes or given current trends observed. This discussion should show the link between what has happened to the key assumptions in the past to what management is currently using as its key assumptions.
- Include narrative discussion of the key factors that will result in the actual loss being closer to either of the tails of this range. We note the broader discussion of the general drivers of the reserves, on this same page. It seems a more specific discussion of which of these actually result in the higher or lower claims generated in this range is warranted.
- Quantify the point estimate discussed in the first paragraph on page 19 and describe the methods and assumptions used to arrive to this point estimate. For example, this might include a discussion of alternative models used, the strengths and weaknesses of each model and an explanation of why a specific model was ultimately chosen over the other methods considered. Explain how this point estimate is used. If you do not record your reserves to that point estimate, describe the process undertaken to generate the actual reserve from this point estimate including any specific factors that you considered in arriving at this other amount and a discussion of why it a "better" estimate.

Results of Operations, page 21

Net Loss Ratio, page 27

2. You discuss several factors that resulted in the $23.3 million in favorable development in the current year. Please provide us in disclosure type format a discussion that quantifies the impacts of each of these main factors discussed.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ibolya Ignat, at (202) 551-3656, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant